UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2009

Commission File Number: 000-52370

CHINA FORTUNE  ACQUISITION CORP.

  (Exact name of registrant as specified in charter)

Jinmao Tower, 88 Century Boulevard, Suite 4403,
Pudong, Shanghai,
People’s Republic of China

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

As previously set forth in a 6-K filed by China Fortune Acquisition Corp. (the “Company”) with the SEC on July 23, 2009, pursuant to the Company’s Articles of Incorporation it will proceed to liquidate and its corporate existence will cease, except for the purposes of winding up the Company’s affairs, because the Company did not complete a business combination on or before July 23, 2009.

In connection with the liquidation, the Company will promptly distribute to its public shareholders the amount in its trust account (including any accrued interest) plus any remaining net assets (subject to a provision for creditors) as part of its plan of dissolution and distribution.   The Company has changed the record date for shareholders entitled to receive a pro-rata portion of the total amount distributed from July 23, 2009 to August 24, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 12, 2009

CHINA FORTUNE ACQUISITION CORP.

By:	/s/ Yufeng Zhang
Yufeng Zhang
Chief Financial Officer, Secretary and Treasurer